UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934

Accelerated Acquisitions XXI, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Accelerated Venture Partners, LLC
1840 Gateway Drive, Suite 200
Foster City, CA 94404
(650) 283-2653
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Accelerated Venture Partners, LLC

26-0755780

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [  ]

     (b)  [  ]

3.  SEC Use Only _________________________________

4.  Source of Funds (See Instructions)     WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization    California, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power     5,000,000

8.  Shared Voting Power    -0-

9.  Sole Dispositive Power     5,000,000

10.  Shares Dispositive Power     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   5,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [  ]

13.  Percent of Class Represented by Amount in Row (11)     100%

14.  Type of Reporting Person (See Instructions)     CO

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Accelerated Acquisitions XXI, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1840 Gateway Drive, Suite 200, Foster City, CA 94404.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Accelerated Venture Partners, LLC, 1840 Gateway Drive, Suite 200, Foster City, CA 94404, is a California limited liability company.  It is principally engaged in the business of investments and investment advisory services.  The managing member of Accelerated Venture Partners, LLC is Timothy J. Neher

      (d)-(f)  Accelerated Venture Partners, LLC (“AVP”) is an entity duly qualified to do business in the State of California, United States of America and Timothy J. Neher (“Neher”) is a citizen of the United States.  During the last five years, neither AVP nor Neher have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On or about October 21, 2011, AVP purchased 5,000,000 shares of the Common Stock par value $0.0001 for a total purchase price of $2,000.00 cash.  The source of the funds was the working capital of AVP.  Prior to such purchase, AVP did not hold any shares of Accelerated Acquisitions XXI, Inc.  No part of the purchase price of the stock was borrowed from any third party.

ITEM 4.      PURPOSE OF TRANSACTION

AVP acquired the securities as “founders stock” of the Company.  The acquired shares are the only issued and outstanding shares of the Company.  At the time of the acquisition, there were no plans or proposals which the reporting persons may have which relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

(a)      At the close of business on January 25, 2012,  giving effect to the transactions described in Item 3, AVP beneficially owned directly 5,000,000 shares of Common Stock, which repreented 100% of the total issued and outstanding shares of Common Stock of the Company.

    (b)      AVP has the sole dispositive power with respect to all of the shares of Common Stock identified in Item 5(a) above.

(c)      AVP has not acquired or sold any shares of common stock of the Company during the past sixty (60) days, except as disclosed in this report.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Accelerated Venture Partners, LLC By: /s/ Timothy J. Neher
Timothy J. Neher, Managing Member June 1, 2012